UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Final Amendment)*

BARRETT BUSINESS SERVICES, INC.

(Name of issuer)

Common Stock, $0.01 par value

(Title of class of securities)

06846310

(CUSIP number)

Frederic Dorwart Frederic Dorwart, Lawyers 124 E. 4th Street Tulsa, Oklahoma 74103 (918) 583-9945

(Name, address and telephone number of person authorized to receive notices and communications)

March 28, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06846310	Page 2 of 7 Pages

(1)	Names of reporting persons Estate of William W. Sherertz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Washington, United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0
(14)	Type of reporting person (see instructions) OO

CUSIP No. 06846310	Page 3 of 7 Pages

(1)	Names of reporting persons Kimberly J. Jacobsen Sherertz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 55,349
	(8)	Shared voting power 0
	(9)	Sole dispositive power 55,349
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 55,349
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.79%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 06846310	Page 4 of 7 Pages

(1)	Names of reporting persons Charles M. Gillman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

Item 1. Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 9 in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on April 28, 2011 (the “Initial 13D”) by two of the Reporting Persons (defined below) with respect to the common stock, $.01 par value per share (the “Common Stock”), of Barrett Business Services, Inc. (the “Issuer” or the “Company”), and amended on May 17, 2011 (“Amendment No. 1”), October 6, 2011 (“Amendment No. 2”), November 22, 2011 (“Amendment No. 3”), December 22, 2011 (“Amendment No. 4”), December 30, 2011 (“Amendment No. 5”), January 12, 2012 (“Amendment No. 6”), January 30, 2012 (“Amendment No. 7”), February 8, 2012 (“Amendment No. 8”), and March 19, 2012 (“Amendment No. 9”) is hereby amended by this Final Amendment to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D or in its Amendments. The principal executive office address of the Issuer is 8100 NE Parkway Drive, Suite 200, Vancouver, Washington 98662.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Amendment No. 9 in its entirety and replacing it with the following:

The Estate acquired beneficial ownership on February 4, 2011 of 2,644,529 shares of Common Stock for no consideration as a result of the passing of William W. Sherertz, and, in the case of Ms. Sherertz, becoming sole personal representative of the Estate. Accordingly, the shares of the Issuer previously owned by William W. Sherertz are now beneficially owned by the Estate (and Ms. Sherertz, in her capacity as the personal representative of the Estate). On January 4, 2012, the Estate exercised 102,697 options that were previously disclosed in the Amendments and paid for the shares with cash acquired in the ordinary course of business from a short term bridge loan made by Wells Fargo Bank, National Association to the Estate. On February 3, 2012, the Estate repaid that short term bridge loan in full with a cash payment. The Common Stock owned by the Estate pledged as collateral to secure that short term bridge loan was released and was no longer encumbered by the loan.

Pursuant to the transactions described in Item 4 of this Final Amendment, as of the date hereof the Estate does not own any Common Stock of the Issuer. Ms. Sherertz individually owns 15,000 shares of Common Stock and holds 40,349 shares of Common Stock for her minor children, all of which were acquired by gift from Mr. Sherertz. Mr. Gillman does not own any Common Stock of the Issuer.

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of Amendment No. 9 in its entirety and replacing it with the following:

On March 9, 2012, Kimberly J. Jacobsen Sherertz, as Personal Representative of the Estate and Trustee of the Barrett Share Trust under the Will of William W. Sherertz, and in her individual capacity, entered into a definitive Stock Repurchase Agreement with the Issuer (the “Agreement”). Pursuant to the Agreement, on March 28, 2012, the Issuer acquired all 2,485,929 shares of the Issuer’s Common Stock held by the Estate at a price of $20.00 per share, for aggregate consideration of $49,718,580. The aggregate consideration consisted of $20,745,530 in cash and 28,973 shares of Series A Nonconvertible Non-voting Redeemable Preferred Stock of the Issuer.

Following the closing of the transactions contemplated by the Agreement and pursuant to the Agreement, Ms. Sherertz has caused the Estate, certain affiliated holders of the Issuer’s Common Stock, and the participants in the proxy solicitation known as BBSI Stockholders for Value to cease all efforts with regard to a request for a special meeting of the stockholders, nomination of individuals for election to the board at the Issuer’s 2012 annual meeting, and to refrain from similar actions during a standstill period ending May 31, 2014.

The transactions contemplated in the Agreement closed on March 28, 2012.

4

Depending on various factors and subject to the terms and conditions of the Agreement, the Reporting Persons may in the future, from time to time, dispose of some or all of the Common Stock beneficially owned by them or acquire additional Common Stock, in the open market or otherwise, or take any other lawful actions they deem to be in their best interests with respect to their investment in the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting Item 5 of Amendment No. 9 in its entirety and replacing it with the following:

(a) and (b) As of March 29, 2012, the Reporting Persons believe that the Issuer had 6,991,481 shares of Common Stock outstanding based on the number of outstanding shares (9,977,410) disclosed in the Issuer’s Form 10-K for the fiscal year ended December 31, 2011, filed on March 15, 2012 minus 2,985,929, which is the sum of (i) the number of shares of Common Stock acquired by the Issuer pursuant to the Agreement and (ii) the number of shares of Common Stock acquired by the Issuer pursuant to that certain stock repurchase agreement by and between the Issuer and Nancy Sherertz, as disclosed by the Issuer in filings with the Commission.

Ms. Sherertz beneficially owns 55,349 shares of Common Stock, including 40,349 shares held on behalf of her minor children (approximately 0.79%). The Estate may be deemed the beneficial owner of the shares of the Issuer’s Common Stock beneficially owned by Ms. Sherertz by virtue of this joint filing, but expressly disclaims such ownership. Mr. Gillman may be deemed the beneficial owner of the shares of the Issuer’s Common Stock beneficially owned by Ms. Sherertz by virtue of this joint filing, but expressly disclaims such ownership.

(c) As stated in Item 4, the Estate sold all of the Common Stock it owned to the Issuer pursuant to the Agreement, with the transfer of such Common Stock being consummated on March 28, 2012.

(d) Not Applicable.

(e) On March 28, 2012, the Estate, Ms. Sherertz, and Mr. Gillman ceased to be beneficial owners of more than 5% of Common Stock due to consummation of the transactions contemplated in the Agreement. Each Reporting Person may no longer be deemed to constitute a “group” with each other Reporting Person and the “group” formed pursuant to that Joint Filing Undertaking filed as Exhibit 99.1 is no longer of any force or effect.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Stock Repurchase Agreement filed with Amendment No. 9 and incorporated herein by reference.

Exhibit 99.1	Joint Filing Undertaking filed with Amendment No. 2 and incorporated herein by reference.

5

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2012	ESTATE OF WILLIAM W. SHERERTZ By: Kimberly J. Jacobsen Sherertz, Personal Representative

/s/ Kimberly J. Jacobsen Sherertz

Kimberly J. Jacobsen Sherertz, Personal Representative

/s/ Charles M. Gillman

/s/ Kimberly J. Jacobsen Sherertz

Individually

6